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Glossy Annual Report Requirements
(Effective date Jan. 11, 2023)

News to Use: What did the SEC mandate?

On June 2, 2022, the Securities and Exchange Commission (SEC) passed a final rule that requires filers, beginning Jan. 11, 2023, to electronically submit their "glossy" annual reports to shareholders via EDGAR. Previously, all domestic and Foreign Private Issuers were required to submit paper, or electronic copies, of their annual reports to the SEC. With this mandate, the SEC believes investors will directly benefit from the ability to access electronic copies of the "glossy" annual reports on EDGAR.

Impacted filers:

Registrants that are required to submit to the Commission their "glossy" annual report to security holders, furnished pursuant to Rule 14a-3(c) or Rule 14c-3(b) to the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"), or under the requirements of Form 10–K for filers reporting pursuant to Section 15(d) of the Exchange Act, or by Foreign Private Issuers on Form 6–K pursuant to Exchange Act Rules 13a-16 or 15d-16.

Important changes in the amended requirements:

- Registrants will no longer be permitted to submit their "glossy" annual report for security holders to the SEC in paper
- The "glossy" annual report must be filed in PDF format
- Domestic companies are required to file the "glossy" annual report as a Form ARS or as EX-99 within Form ARS
- Foreign Private Issuers are required to file the "glossy" annual report as EX-99 within a Form 6-K

Engage your Toppan Merrill Service Team in advance to ensure your Annual Report will be compiled into a single SEC-compliant PDF.

Annual Report Definition

The annual report to shareholders is a document used by most public companies to disclose corporate information to their shareholders. It is usually a state-of-the-company report, including an opening letter from the chief executive officer, financial data, results of operations, market segment information, new product plans, subsidiary activities and research and development activities on future programs. Reporting companies must send annual reports to their shareholders when they hold annual meetings to elect directors. Under the proxy rules, reporting companies are required to post their proxy materials, including their annual reports, on their company websites.

The annual report on Form 10-K, which must be filed with the SEC, may contain more detailed information about the company's financial condition than the annual report and will include the annual financial statements of the company. Companies sometimes elect to send their annual report on Form 10-K to their shareholders in lieu of, or in addition to, providing shareholders with a separate annual report to shareholders. (Investor.gov)

Glossy Annual Report

- A "glossy" annual report can be any of the following:
  - Annual report
  - Combo Proxy/Annual report
  - 10-K with wrap/inserts
  - 10-K without wrap or inserts

It is critical that the filer identifies the content of their Annual Report to Shareholders which is what is filed in the ARS.

<u>Q & A</u>

Q: What are the required form types that the "glossy" annual report must file under?
A: Domestic companies are required to file in PDF format under Form ARS or as EX-99 within an ARS. Foreign Private Issuers are required to file in PDF format as EX-99 within a Form 6-K.

Q: Will there be deadlines for filing "glossy" pages?
A: The ARS filing must file no later than the date it is provided to shareholders which corresponds with the proxy mail date. The 6-K must file when the report is furnished to shareholders.

Q: What is being filed in the ARS or EX-99 to 6-K?
A: Filers will have the option to submit the "glossy" annual report in Form ARS as a primary filing in PDF or in the Form ARS (for domestic filers), or Form 6-K (for Foreign Private Issuers) as exhibit type EX-99 in PDF as an official filing format (the only format that EDGAR supports).

Q: What requirements are there of the "glossy" annual report being filed?
A: The "glossy" annual report to security holders should capture the graphics, styles of presentation and prominence of disclosures (including text size, placement, color, and offset, as applicable) contained in the reports. The SEC final rule states the "glossy" annual report should not be re-formatted, re-sized, or otherwise re-designed for purposes of the submission on EDGAR.

Examples of filed ARS and 6-K submissions:

- Annual Report: SEC Annual Report Link
- 10-K (no wrap or inserts): SEC 10-K (no wrap or inserts)
- 10-K (wrap/inserts): SEC 10-K (wrap/inserts)
- Combo Proxy/Annual Report: SEC Combo Proxy/Annual Report
- 6-K: SEC 6-K

<u>References:</u>

- Final Rule: https://www.federalregister.gov/documents/2022/06/10/2022-12253/updating-edgar-filing-requirements-and-form-144-filings
- EDGAR Filer Manual ("EFM"): https://www.sec.gov/edgar/filermanual
  - See EDGAR Release 22.4, Dec. 19, 2022:
    In Release 33-11070, the Commission adopted amendments to its rules governing the electronic filing and submission of documents to require filers beginning Jan. 11, 2023, to electronically submit their "glossy" annual reports to shareholder. Filers will have the option to submit the "glossy" annual report in Form ARS as a primary filing in PDF, or in the Form ARS and Form 6-K as exhibit type EX-99 in PDF as an official filing format.
  - EFM Volume II - v64: https://www.sec.gov/files/edgar/filermanual/archive/efmvol2-v64.pdf
    - See Section 5.2.3.6 PDF as Official Document- Page 5-28 (188 of PDF)
- SEC "The Filer Report": https://content.govdelivery.com/accounts/USSEC/bulletins/12be840
  - Glossy Definition – *"Commission proxy rules require companies to provide their security holders an annual report (frequently referred to as a "glossy" annual report because it often is printed on high gloss paper) before or at the time they furnish a proxy statement to the security holders."*
- Updating EDGAR Filing Requirements and Form 144 Filings Small Entity Compliance Guide: https://www.sec.gov/corpfin/updating-edgar-filing-requirements-and-form-144-filings
- Investor.gov – Annual Report: https://www.investor.gov/introduction-investing/investing-basics/glossary/annual-report